Exhibit 1

Level 18, 275 Kent Street
Sydney, NSW, 2000

24 October 2023

CHRIS LYNCH TO LEAVE WESTPAC BOARD

Westpac Banking Corporation (Westpac) has today announced that Chris Lynch has decided not to stand for re-election as an Independent Non-executive Director at Westpac’s 2023 Annual General Meeting (2023 AGM) and, accordingly, will step down from the Board effective from the end of the AGM on 14 December 2023.

Mr. Lynch joined the Board in September 2020 and in that time has served on the Audit, Remuneration and Risk Committees.

Westpac Chairman, John McFarlane said, “I’m sorry to see Chris step down from the Board.

“I’ve admired Chris for many years. He made a significant positive impact as CFO and director at BHP and Rio Tinto, and also as CEO of Transurban. Over the past three years he brought that expertise and financial acumen to Westpac and the company is all the better for it.

“On behalf of the Board, I thank Chris for his contribution to Westpac and wish him all the best as he moves into a new chapter.”

Mr. Lynch said “I wish Westpac every success for the future. A strong banking sector is essential for the Australian economy and I’ve valued the opportunity to make a contribution during Westpac’s recent period of transformation”.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.

WESTPAC BANKING CORPORATION ABN 33 007 457 141